Mail Stop 03-08


									June 17, 2005


Mr. Eric J. Kuhn
Chief Executive Officer
Varsity Group, Inc.
1850 M Street, NW, Suite 1150
Washington, D.C. 20036


      RE:		   Varsity Group, Inc.
      			Form 10-K for Fiscal Year Ended
      			December 31, 2004
      			Filed March 31, 2005
      			Form 10-Q for Fiscal Quarter Ended
      			March 31, 2005
            	        	Form 8-K
		Filed June 1, 2005
	File No. 000-28977


Dear Mr. Kuhn:

	We have reviewed your filings and have the following comment. Please be as detailed as necessary in your response. After reviewing your response, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K Filed June 1, 2005
1. With respect to your recent acquisition of Campus Outfitters, LLC, please tell us whether you intend to file an 8-K with the related historical and pro forma financial statements, and if so, for what periods. If you do not intend to file such financial statements, please provide us with your significance tests under Rule 3-05 of Regulation S-X.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact David DiGiacomo at (202) 551-3319, or in his absence, Robyn Manuel at (202) 551-3823 if you have questions regarding our comment and related matters. Please contact me at
(202) 551-3843 with any other questions.


                  Sincerely,



            George F. Ohsiek, Jr.
    					          Branch Chief



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Mr. Eric J. Kuhn
Varsity Group, Inc.
June 17, 2005
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